UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 16, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), announced that it had received a notice from EchoStar Satellite Acquisition L.L.C. (“EchoStar”), terminating the Stock Purchase Agreement, dated February 26, 2010, among Satmex, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006, EchoStar, and for certain limited purposes, EchoStar Corporation (the “Stock Purchase Agreement”). EchoStar exercised its right to terminate the Stock Purchase Agreement, which arose because (1) certain necessary consents and waivers were not obtained from holders of Satmex’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) and (2) lockup agreements were not obtained from holders of at least a majority of the aggregate outstanding principal amount of each of the First Priority Notes and the Second Priority Notes, as required within 17 days of the execution of the Stock Purchase Agreement.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.
Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated March 16, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 16, 2010